UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                                (Amendment No. )*


                           Healthcare Recoveries, Inc.
 -------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    42220K101
                           --------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 9 pages

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CUSIP No. 42220K101                    13G                   Page 2 of 9 Pages
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  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Berger Associates, Inc. ID No. 13-2750052

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a) [ ]

                                                                     (b) [ ]

  3   SEC USE ONLY

  4   CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

   NUMBER OF      5   SOLE VOTING POWER
     SHARES
  BENEFICIALLY             -0-
    OWNED BY
      EACH        6   SHARED VOTING POWER
   REPORTING
     PERSON                591,175
      WITH
                  7   SOLE DISPOSITIVE POWER

                           -0-

                  8   SHARED DISPOSITIVE POWER

                           591,175

  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           591,175

 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

           N/A

 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           5.15%

 12  TYPE OF REPORTING PERSON

           IA, CO

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CUSIP No. 42220K101                    13G                   Page 3 of 9 Pages
-------------------------------------------------------------------------------



  1   NAME OF REPORTING PERSON

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Kansas City Southern Industries Inc.  ID No. 44-0663509

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [ ]
                                                                (b) [ ]

  3   SEC USE ONLY

  4   CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

   NUMBER OF      5   SOLE VOTING POWER
     SHARES
  BENEFICIALLY             -0-
    OWNED BY
      EACH        6   SHARED VOTING POWER
   REPORTING
     PERSON                -0-
      WITH
                  7   SOLE DISPOSITIVE POWER

                           -0-

                  8   SHARED DISPOSITIVE POWER

                           -0-

  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           -0-

 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  [X]

           Excludes shares beneficially owned by Berger Associates, Inc., a wholly-owned investment adviser subsidiary, of which beneficial ownership is disclaimed.

 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           0%

 12  TYPE OF REPORTING PERSON

           HC, CO

SCHEDULE 13G                                                    Page 4 of 9
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CUSIP No. 42220K101                                Healthcare Recoveries, Inc.

-------------------------------------------------------------------------------

Item 1.

      (a)   Name of Issuer:  Healthcare Recoveries, Inc.

      (b)   Address of Issuer's Principal Executive Offices:
            1400 Watterson Tower
            Louisville, Kentucky 40218

Item 2.

      (a)   Name of Person Filing:

            (1)   Berger Associates, Inc.
            (2)   Kansas City Southern Industries, Inc.

      (b)   Address of Principal Business Office:

            (1)   Berger Associates, Inc.
                  210 University Boulevard, Suite 900
                  Denver, Colorado  80206

            (2)   Kansas City Southern Industries, Inc.
                  114 West 11th Street
                  Kansas City, MO  64105

      (c)   Citizenship:

            (1)   Berger Associates, Inc.:  Delaware

            (2)   Kansas City Southern Industries, Inc.:  Delaware

      (d)   Title of Class of Securities:  Common Stock

      (e)   CUSIP Number:  42220K101

SCHEDULE 13G                                                    Page 5 of 9
-------------------------------------------------------------------------------

CUSIP No. 42220K101                                Healthcare Recoveries, Inc.

-------------------------------------------------------------------------------

Item 3 If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

      (a)      Broker or Dealer  registered under Section 15 of the Act
          ----

      (b)      Bank as defined in section  3(a)(6) of the Act
          ----

      (c)      Insurance  Company as defined  in section  3(a)(19)  of the Act
          ----

      (d) Investment Company registered under section 8 of the Investment ---- Company Act

      (e)  X   Investment  Adviser  registered  under  section  203 of the
          ---- Investment Advisers Act of 19401

      (f)      Employee  Benefit Plan,  Pension Fund which is subject to
          ---- the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see section 240.13d-1(b)(1)(ii)(F)

      (g)   X  Parent  Holding   Company,   in  accordance   with  section
          ---- 240.13d-1(b)(1)(ii)(G) (Note: See Item 7)/2/

      (h)      Group, in accordance with section 240.13d-1(b)(1)(ii)(H)
          ----

Item 4.Ownership

      (a)   Amount Beneficially Owned:

            (1)   Berger Associates, Inc.:                          591,175*
                                                                    -------

                    *The filing of this statement shall not be construed as an admission that Berger Associates, Inc. is, for purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this statement.

                    Berger Associates, Inc. is a registered investment adviser which furnishes investment advice to fourteen mutual funds and institutional clients. The mutual funds, The One Hundred Fund, Inc.; the Berger One Hundred and

--------

1    Berger Associates, Inc. is a registered investment adviser.

2 Kansas City Southern Industries, Inc. ("KCSI") is the parent holding company of Berger Associates, Inc. KCSI owns 100% of Berger Associates, Inc. and is filing this statement solely as a result of such stock ownership which may be deemed to give KCSI control over Berger Associates, Inc.

SCHEDULE 13G                                                    Page 6 of 9
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CUSIP No. 42220K101                                Healthcare Recoveries, Inc.

-------------------------------------------------------------------------------

                  One Fund, Inc., dba the Berger Growth and Income Fund, Inc.; five series of the Berger Investment Portfolio Trust: (1) the Berger Small Company Growth Fund, (2) the Berger New Generation Fund, (3) the Berger Balanced Fund, (4) the Berger Select Fund, and (5) the Berger Mid Cap Growth Fund; the only series of the Berger Omni Investment Trust, the Berger Small Cap Value Fund; three series of the Berger Institutional Products Trust: (1) the Berger IPT-100 Fund, (2) the Berger IPT-Growth and Income Fund, and (3) the Berger IPT-Small Company Growth Fund; the Berger Capital Growth Portfolio, a series of American Skandia Trust; the Small Capitalization Growth Investments Portfolio, a series of the Consulting Group Capital Markets Funds; and the Small-Cap Value Portfolio, a series of Style Select Series, Inc. (collectively, the
                  "Funds"), are open-end management investment companies registered under the Investment Company Act of 1940.

                  As a result of its role as investment adviser or sub-adviser to the Funds as well as institutional clients, Berger Associates, Inc. may be deemed to be the beneficial owner of securities held by such funds or clients.

            (2)   Kansas City Southern Industries, Inc.:                 0**
                                                                   -------

                  **Kansas City Southern Industries, Inc. ("KCSI") does not own of record any shares of Healthcare Recoveries, Inc., it has not engaged in any transaction in Healthcare Recoveries, Inc. Common Stock, and it does not exercise any voting or investment power over shares of Healthcare Recoveries, Inc. Common Stock. All shares reported herein have been acquired by Berger Associates, Inc.'s mutual fund clients and KCSI specifically disclaims beneficial ownership over any shares of Healthcare Recoveries, Inc.
                  Common Stock.

                  Accordingly, the filing of this statement shall not be construed as an admission that KCSI is, for purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this statement.

      (b) Percent of Class:

            (1)   Berger Associates, Inc.:                            5.15%*
                                                                      ----

SCHEDULE 13G                                                    Page 7 of 9
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CUSIP No. 42220K101                                Healthcare Recoveries, Inc.

-------------------------------------------------------------------------------

                  *The filing of this statement shall not be construed as an admission that Berger Associates, Inc. is, for purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this statement.

            (2)   Kansas City Southern Industries, Inc.               0.0%**
                  ** See Item 4(a)(2).                                ---

      (c) Number of shares as to which such person has:

            (1)   Berger Associates, Inc.:

                    (i) sole power to vote or to direct the vote

                                    0

                   (ii) shared power to vote or to direct the vote

                              591,175

                  (iii) sole power to dispose or to direct the disposition of

                                    0

                   (iv) shared power to dispose or to direct the disposition of

                              591,175

            (2)   Kansas City Southern Industries, Inc.

                    (i) sole power to vote or to direct the vote

                                    0

                   (ii) shared power to vote or to direct the vote

                                    0*

SCHEDULE 13G                                                    Page 8 of 9
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CUSIP No. 42220K101                                Healthcare Recoveries, Inc.

-------------------------------------------------------------------------------

                  (iii) sole power to dispose or to direct the disposition of

                                    0

                   (iv) shared power to dispose or to direct the disposition of

                                    0*

                              * See Item 4(a)(2).

Item 5.  Ownership of Five Percent or Less of a Class

            N/A

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

            N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

            This statement has been filed jointly by KCSI (parent holding company) and Berger Associates, Inc. (its registered investment adviser subsidiary) and information relating to Berger Associates, Inc. has been included herein.

Item 8.  Identification and Classification of Members of the Group
            N/A

Item 9.  Notice of Dissolution of Group

            N/A

Item 10. Certification

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SCHEDULE 13G                                                    Page 9 of 9
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CUSIP No. 42220K101                                Healthcare Recoveries, Inc.

-------------------------------------------------------------------------------


                                   SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       BERGER ASSOCIATES, INC.:


                                       February 12, 1998
                                       ----------------------------------------
                                       Date


                                       /s/ Kevin R. Fay
                                       ----------------------------------------
                                       Signature


                                       Kevin R. Fay, Sr. Vice President -
                                       Finance and Administration
                                       ----------------------------------------
                                       Name/Title


                                       KANSAS CITY SOUTHERN INDUSTRIES, INC.


                                       February 12, 1998
                                       ----------------------------------------
                                       Date


                                       /s/ Louis G. Van Horn
                                       ----------------------------------------
                                       Signature


                                       Louis G. Van Horn,
                                       Vice President and Comptroller
                                       ----------------------------------------
                                       Name/Title

                                 EXHIBIT INDEX


Exhibit                 Document                            Page No.

A                 Joint Filing Agreement

                                    Exhibit A
                                       to
                                  SCHEDULE 13G

                             Berger Associates, Inc.
                                       and
                      KANSAS CITY SOUTHERN INDUSTRIES, INC.


            Pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, Berger Associates, Inc., a Delaware corporation, and Kansas City Southern Industries, Inc., a Delaware corporation, hereby agree that the preceding
Schedule 13G is being filed on behalf of each of them.

            IN WITNESS WHEREOF, the parties hereto have duly executed this agreement on this 12th day of February, 1998.

                                        BERGER ASSOCIATES, INC.


                                        /s/ Kevin R. Fay
                                        ---------------------------------------
                                        Kevin R. Fay
                                        Sr. Vice President - Finance and
                                        Administration


                                        KANSAS CITY SOUTHERN INDUSTRIES, INC.


                                        /s/ Louis G. Van Horn
                                        ---------------------------------------
                                        Louis G. Van Horn
                                        Vice President and Comptroller